Filed Pursuant to Rule 424(b)(3)
Registration No. 333-294103

SUBSCRIPTION OFFERING

PROSPECTUS SUPPLEMENT

(Proposed New Holding Company for Columbia Bank)

This supplements the prospectus of Columbia Financial, Inc., a Maryland corporation, dated May 11, 2026, and is directed to persons who subscribed to purchase the maximum number of shares of our common stock in the subscription offering and indicated on the stock order form a desire to purchase additional shares if the maximum purchase limitations were increased. This prospectus supplement should be read together with the prospectus.

We are increasing the number of shares that you may purchase in the subscription offering.

To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:

•

You may now purchase up to 800,000 shares (or $8.0 million) (including the shares you purchased in the subscription offering). This limit applies to you together with any persons with whom you have exercised subscription rights through a single qualifying deposit account held jointly.

•

You, together with any associates or persons who may be acting in concert with you (as such terms are defined in the prospectus), may now purchase up to 5,000,000 shares (or $50.0 million) (including the shares you purchased in the subscription offering) in all categories of the offering combined, including the firm commitment underwritten offering.

Our records indicate that you have submitted an order or orders in the subscription offering totaling the previous purchase limitation of 300,000 shares of common stock for an individual (or group of individuals exercising subscription rights through a single qualifying account held jointly), or 1,000,000 shares together with associates and persons acting in concert with you, and that you indicated on your order form your desire to increase your purchase. You may increase your order by submitting the enclosed supplemental stock order form with full payment for the additional shares at the purchase price of $10.00 per share. The supplemental stock order form must be received (not postmarked) by 2:00 p.m., Eastern time, on June 30, 2026. Payment for additional shares ordered must be made by bank check or money order or by authorization of withdrawal from a deposit account at Columbia Bank, as described in the supplemental stock order form. Cash, personal checks, third party checks and Columbia Bank line of credit checks will not be accepted as payment for additional shares ordered. If you would like to pay by wire transfer, contact the Stock Information Center for instructions. Your existing stock order(s) will be maintained whether or not you submit a supplemental stock order. If the purchase limitations are further increased, only those subscribers who order the new maximum amount and indicate on their supplemental stock order forms their interest in purchasing more shares if such limitations are further increased will be given the opportunity to further increase their subscriptions.

We will be offering any shares not subscribed for in the subscription offering for sale at the same price of $10.00 per share in a firm commitment underwritten offering. Keefe, Bruyette & Woods, Inc., A Stifel Company, will serve as the lead-left book running manager, Piper Sandler & Co. will act as co-book running manager and Brean Capital, LLC will act as co-manager for the firm commitment underwritten offering. Anyone purchasing stock in the firm commitment underwritten offering is subject to the new purchase limitations discussed above and is otherwise subject to all applicable conditions disclosed in the prospectus.

Completion of the offering is subject to certain conditions.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by the current stockholders of Columbia Financial, Inc., a Delaware corporation, and the members (eligible depositors and borrowers of Columbia Bank) of Columbia Bank MHC, (2) the receipt of all required final regulatory approvals, including an update of the independent appraisal, and (3) the sale of at least 142,375,000 shares of common stock (including up to 61,390,681 shares that may be issued as merger consideration to stockholders of Northfield Bancorp, Inc.) at the adjusted minimum of the offering range.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at (844) 265-9680

The date of this prospectus supplement is June 23, 2026